May 7, 2012

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:          AAR CORP.

Form 10-K for the Fiscal Year Ended May 31, 2011

Filed July 13, 2011

File No. 001-06263

Form 10-Q for the quarterly period ended February 29, 2012

Filed March 26, 2012

File No. 001-06263

Dear Mr. Humphrey:

On behalf of AAR CORP. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 30, 2012 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended May 31, 2011 (File No. 001-06263) and its quarterly report on Form 10-Q for the quarterly period ended February 29, 2012 (File No. 001-06263).

For the convenience of the Staff’s review, we have set forth the comment contained in the Staff’s Comment Letter above the Company’s corresponding response.

Form 10-Q for the quarterly period ended February 29, 2012

Note - Financing Arrangements, page 13

1.     On page 15, you disclose that a non-recourse note due July 19, 2012 became fully recourse to the Company during the first quarter of fiscal 2012.  Please tell us why this event occurred and explain whether it is indicative of any trend or uncertainty that management reasonably expects to have a material unfavorable impact upon profitability or liquidity.

Response:

As noted in your comment to us, we disclosed in Note 7 ‘Financing Arrangements’ in our Form 10-Q for the period ended February 29, 2012, a Note Payable with a principal balance in the amount of $8,907,000 bearing interest at 7.22% and due July 19, 2012 (the “Note”) became fully recourse to the Company during the first quarter of fiscal 2012.  As a result, the Note was presented in the recourse portion of the outstanding financing arrangements table on page 13.

The Note was issued by the Company to a financial institution during fiscal 2008 and is secured by an Airbus 320 passenger aircraft (A320) owned by the Company.

The terms of the Note required that if the A320 aircraft was leased to an air carrier with a lease expiration date beyond the Note’s final repayment date of July 19, 2012, then the Note would become fully recourse to AAR.

On June 17, 2011, the Company entered into a new lease agreement with an airline for the A320 aircraft.  The lease expiration date under the lease is June 16, 2016.  As a result, pursuant to the terms of the Note, the amount outstanding became fully recourse to AAR and we have been reporting it as such since that date, including in our August 31, 2011 and November 30, 2011 Form 10-Q’s.

The Company does not believe this event is indicative of any trend or uncertainty that management reasonably expects to have a material unfavorable impact upon profitability or liquidity.  The Company bases this conclusion on the fact that the event that gave rise to the change was limited to the specific facts and circumstances for the A320 aircraft only, and was not caused by any company-wide or industry trend or uncertainty.  In addition, the outstanding non-recourse debt balance after this change was $0 as of February 29, 2012.

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In responding to your comments, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2075 or Robert J. Regan, the Company’s General Counsel, at (630) 227-2050.

Very Truly Yours,

/s/ Richard J. Poulton

Richard J. Poulton
Chief Financial Officer